UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Entry Into a Material Agreement

On April 12, 2024, JINZHENG INVESTMENT CO PTE. LTD. (“JINZHENG”), a Singapore company that had held 5,000,000 class A ordinary shares and 10,000,000 Class B ordinary shares of Golden Heaven Group Holdings Ltd. (the “Company”) and is 100% owned by Qiong Jin, entered into a share purchase agreement (the “Agreement”) with YITONG ASIA INVESTMENT PTE. LTD. (“YITONG”), an exempt private company limited by shares incorporated in Singapore that is 100% owned by Cuizhang Gong, pursuant to which JINZHENG has agreed to sell to YITONG, and YITONG has agreed to purchase from JINZHENG, all of JINZHENG’s right, title and interest in and pertaining to 10,000,000 Class B ordinary shares of the Company (the “Shares”) at a purchase price of $0.30 per share. The Shares were transferred to YITONG on April 17, 2024. In connection with the Agreement, YITONG’s obligations are secured by a personal guarantee executed by Cuizhang Gong, YITONG’s director and sole shareholder.

The foregoing description of the agreements is not complete and is qualified in its entirety by reference to the text of such agreements, which are filed as Exhibits 10.1 and 10.2 hereto and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement dated April 12, 2024 between JINZHENG and YITONG
10.2	Personal Guarantee dated April 12, 2024 executed by Cuizhang Gong

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: April 19, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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